5900 Balcones Dr STE 100
Austin, TX 78735
Email: Kal@salemcpaservices.us

Salem
Salem CPA Services, LLC

September 27, 2021

Re: MeetEm, LLC

To whom it may concern,

The purpose of this letter is to provide a statement of work completed by an independent CPA MeetEm, LLC, client. All documents are based on the information provided to the CPA. CPA is not liable for any matters, including, but not limited to, decisions of lending, accuracy of reporting, or completeness, and serves only the purpose of providing a statement of services performed without any assurances on behalf of the signing CPA.

We have compiled the accompanying statement of financial position for MeetEm, LLC, client, for periods January 1, 2019, through December 31, 2020, which includes the statement of income, statement of cash flows, and the balance sheet.

A compilation is limited to presenting in the form of financial statements and supplementary schedules information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplementary schedule and, accordingly, do not express an opinion or any other form of assurance on them.

Best Regards,

Khaled Salem II, CPA
Certified Public Accountant
License 065.052110

MeetEm, LLC
Statement of Income and Expense
January 1, 2019 Through December 31, 2019

		2019
Revenue		
Income - Sales	$	-
Total Revenue	$	-
Gross Profit	$	-
Expenses		
Advertising	$	**3,379.44**
Benefits	$	**309.00**
Car and Truck	$	**48.42**
Contractors and Freelancers	$	**2,678.75**
Gas / Oil	$	**728.18**
Legal	$	**4,530.00**
Materials	$	**137.22**
Meals & Entertainment	$	**1,303.30**
Office Expense	$	**8,595.29**
Office Supplies	$	**2,400.29**
Other Expenses	$	**2,869.97**
Travel	$	**10,096.62**
Utilities	$	**1,055.26**
Total Expenses	$	**38,131.74**
Net Ordinary Income	$	**(38,131.74)**
Net Income	$	**(38,131.74)**

MeetEm, LLC
Balance Sheet
As of December 31, 2019

Assets		2019
Current Assets		
Cash	$	-
Total Current Assets	**$**	**-**
Fixed Assets		
Equipment	$	4,500.00
Accumulated Depreciation	$	(900.00)
Total Fixed Assets	**$**	**3,600.00**
Other Assets		
Other Assets	$	-
Total Other Assets	**$**	**-**
Total Assets	**$**	**3,600.00**

Liabilities		
Current Liabilities		
Debt	$	-
Total Current Liabilities	**$**	**-**
Long Term Liabilities		
Long Term Debts	$	-
Total Long Term Liabilities	***$***	***-***
Total Liabilities	**$**	**-**

Equity		
Beginning Equity	$	-
Net Income	$	(38,131.74)
Owners Investment	$	41,731.74
Retained Earnings	$	-
Total Equity	**$**	**3,600.00**
Total Liabilities & Equity	**$**	**3,600.00**

MeetEm, LLC
Consolidated Statement of Cash Flows
January 1, 2019 Through December 2019

Cashflow from Operations		**2019**
Net Income (Loss)	**$**	**(38,131.74)**
Depreciation	**$**	**900.00**
Other Operating Activities	**$**	**-**
Total Cashflows from Operations	**$**	**(37,231.74)**

Cashflows from Investing		
Investor Contributions	**$**	**41,731.74**
Decrease (Increase) in Assets	**$**	**(4,500.00)**
Investor Draws & Distributions	**$**	**-**
Total Cashflows from Investing	**$**	**37,231.74**

Cashflows from Financing		
Financing Activities	**$**	**-**
Total Cashflows from Financing	**$**	**-**

Beginning Cash Balance	**$**	**-**
Change in Cashflows	**$**	**-**
Year Cashflows	**$**	**-**
Cashflow for As of Year End	**$**	**-**

MeetEm, LLC
Statement of Income and Expense
January 1, 2020 Through December 31, 2020

		2020
Revenue		
Income - Sales	$	-
Total Revenue	**$**	**-**
Gross Profit	**$**	**-**
Expenses		
Advertising		5141.92
Contractors and Freelancers		2960.4
Gas / Oil		348.05
Meals & Entertainment		401.16
Office Expense		7255.37
Office Supplies		459.7
Other Expenses		188.85
Supplies		515.23
Travel		888.11
Utilities		866.71
Total Expenses	**$**	**19,025.50**
Net Ordinary Income	**$**	**(19,025.50)**
Net Income	**$**	**(19,025.50)**

MeetEm, LLC
Balance Sheet
As of December 31, 2020

Assets		2020
Current Assets		
Cash	$	73.97
Total Current Assets	**$**	**-**
Fixed Assets		
Equipment	$	4,500.00
Accumulated Depreciation	$	(1,800.00)
Total Fixed Assets	**$**	**2,700.00**
Other Assets		
Other Assets	$	-
Total Other Assets	**$**	**-**
Total Assets	**$**	**2,700.00**

Liabilities		
Current Liabilities		
Debt	$	-
Total Current Liabilities	**$**	**-**
Long Term Liabilities		
Long Term Debts	$	-
Total Long Term Liabilities	***$***	**-**
Total Liabilities	**$**	**-**

Equity		
Beginning Equity	$	3,600.00
Net Income	$	(19,025.50)
Owners Investment	$	18,125.50
Retained Earnings	$	-
Total Equity	**$**	**2,700.00**
Total Liabilities & Equity	**$**	**2,700.00**

MeetEm, LLC
Consolidated Statement of Cash Flows
January 1, 2020 Through December 2020

Cashflow from Operations		2020
Net Income (Loss)	$	(19,025.50)
Depreciation	$	900.00
Other Operating Activities	$	-
Total Cashflows from Operations	$	(18,125.50)

Cashflows from Investing		
Investor Contributions	$	18,125.50
Decrease (Increase) in Assets	$	73.97
Investor Draws & Distributions	$	-
Total Cashflows from Investing	$	18,199.47

Cashflows from Financing		
Financing Activities	$	-
Total Cashflows from Financing	$	-

Beginning Cash Balance	$	-
Change in Cashflows	$	73.97
Year Cashflows	$	73.97
Cashflow for As of Year End	$	73.97

MeeetEm, LLC
Statement of Changes in Shareholders Equity
As of December 31, 2019 and December 31, 2020

	Number of Units	Additional Paid In Capital	Retained Earnings	Total
Beginning Balance January 1, 2019	-	-	-	-
Contributions - Howard Gatch	10,000,000.00	41,731.74	-	41,731.74
Distributions	-	-	-	-
Net Income (Loss)	-	-	(38,131.74)	(38,131.74)
Ending Balance December 31, 2019	10,000,000.00	41,731.74	(38,131.74)	3,600.00
Beginning Balance January 1, 2020	10,000,000.00	41,731.74	(38,131.74)	3,600.00
Contributions - Howard Gatch	-	18,125.50	-	18,125.50
Distributions	-	-	-	-
Net Income (Loss)	-	-	(19,025.50)	(19,025.50)
Ending Balance December 31, 2020	10,000,000.00	59,857.24	(57,157.24)	2,700.00

MeetEm, LLC

NOTES TO THE FINANCIAL STATEMENTS

For the period January 1, 2019, through December 31, 2020

NOTE I – ORGANIZATION

MeetEm, LLC, (the "Company") is a pay-per-virtual meeting platform that connects celebrities, consultants, & experts to paying clients and fans across the globe. The company is incorporated in the state of South Carolina. The company changed its name from MeetEm, Inc. to MeetEm, LLC in December of 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with Generally Accepted Accounting Principles on an accrual basis. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates – Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020.

Income Taxes –For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Subsequent Events - The Company has evaluated subsequent events through December 31, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.